January 28, 2019

Christopher Brown
Chairman, President and Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, MA 01581

       Re: BJ's Wholesale Club Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted December 21, 2018
           CIK No. 0001531152

Dear Mr. Brown:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products